UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 AND 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 25, 2005

PetroKazakhstan Inc.

(Name of Registrant)

140-4th Avenue SW #1460, Calgary Alberta, Canada T2P 3N3

(Address of principal executive offices)

1.	News Release
April 25, 2005 - Share Repurchases through the Facilities of the NYSE

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

PetroKazakhstan Inc. SEC File No. 0-28466

(Registrant)

Date: April 25, 2005	By:	/s/ Tony Peart

Tony Peart
Sr. V.P. and General Counsel